UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

3333 Holding Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(none issued)

(Cusip Number)

Raymond G. Smerge
2728 N. Harwood
Dallas, Texas 75201
(214) 981-6530

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 29, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. (none issued)

1.	Name of Reporting Person: Centex Corporation		I.R.S. Identification Nos. of above persons (entities only): 75-0778259

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,000 shares

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions): CO

(1) 3333 Holding Corporation, the issuer, is a wholly owned subsidiary of Centex Real Estate Corporation, which is a wholly owned subsidiary of Centex International, Inc., which is a wholly owned subsidiary of Centex Corporation.

CUSIP No. (none issued)

1.	Name of Reporting Person: Centex International, Inc.		I.R.S. Identification Nos. of above persons (entities only): 75-1426959

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,000 shares

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions): CO

(1) 3333 Holding Corporation, the issuer, is a wholly owned subsidiary of Centex Real Estate Corporation, which is a wholly owned subsidiary of Centex International, Inc., which is a wholly owned subsidiary of Centex Corporation.

CUSIP No. (none issued)

1.	Name of Reporting Person: Centex Real Estate Corporation		I.R.S. Identification Nos. of above persons (entities only): 75-2121697

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,000 shares

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions): CO

(1) 3333 Holding Corporation, the issuer, is a wholly owned subsidiary of Centex Real Estate Corporation, which is a wholly owned subsidiary of Centex International, Inc., which is a wholly owned subsidiary of Centex Corporation.

     This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D dated December 1, 1987 originally filed by Centex Corporation (“Centex”) on December 4, 1987 (the “Original Filing”).

Item 1. Security and Issuer.

     The title of the class of equity securities to which this Amendment No. 1 relates is the common stock of 3333 Holding Corporation (“Holding”). The principal executive offices of Holding are located at 2728 N. Harwood Street, Dallas, Texas 75201.

Item 2. Identity and Background.

     Item 2 is hereby amended to read as follows:

     The principal executive offices of Centex, a Nevada corporation, are located at 2728 N. Harwood Street, Dallas, Texas 75201. The principal executive offices of Centex International, Inc., a Nevada corporation (“International”), are located at 2728 N. Harwood Street, Dallas, Texas 75201. The principal executive offices of Centex Real Estate Corporation, a Nevada corporation (“Real Estate”), are located at 2728 N. Harwood Street, Dallas, Texas 75201.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended to read as follows:

     In connection with the Holding Merger (see Item 4 below), for their beneficial interest in the Holding common stock, Centex stockholders of record on February 29, 2004 will receive from Centex an amount equal to $.01 per share of Centex common stock held by them, payable on March 10, 2004, from the working capital of Centex.

Item 4. Purpose of the Transaction.

     Item 4 is hereby amended to read as follows:

     At 8:59 p.m. Pacific Time on February 29, 2004 (the “Effective Time”), pursuant to an Agreement and Plan of Merger dated November 17, 2003, by and among Holding, Centex, and 3333 Acquisition Corp., a wholly owned subsidiary of Centex (“Acquisition”), Acquisition was merged with and into Holding, with Holding surviving as a wholly owned subsidiary of Centex (the “Holding Merger”). Pursuant to the Holding Merger, (i) the Holding common stock held by public stockholders was cancelled; (ii) for their beneficial interest in the Holding Common Stock, Centex stockholders of record on February 29, 2004 will receive an amount equal to $.01 per share of Centex common stock, payable on March 10, 2004; (iii) at the Effective Time, the outstanding warrants to purchase 100 shares of Holding common stock (subject to adjustments) owned by Centex and described in the Original Filing were automatically cancelled and cease to exist, with no consideration paid in exchange therefor; and (iv) at the Effective Time, through its ownership of Acquisition, Centex became the owner of 1,000 shares of Holding common stock, representing 100% of the issued and outstanding shares of Holding, as the surviving corporation in the Holding Merger.

     Immediately following the Holding Merger, Centex contributed the Holding common stock it owns to International, a wholly owned subsidiary of Centex. International, in turn, immediately contributed the Holding common stock to Real Estate (such contributions by Centex and International, collectively, the “Transition”). As a result of the Holding Merger, the Transition and their direct and indirect ownership of Real Estate, Centex and International may be deemed to be the beneficial owners of all of the shares of Holding common stock owned by Real Estate.

     Holding has requested that the New York Stock Exchange (“NYSE”) remove from listing its common stock as a result of the Holding Merger. The NYSE has agreed to file a Form 25 with the Securities and Exchange Commission (the “SEC”) for the purpose of removing the Holding common stock from registration pursuant to Section 12(b) of the Securities Exchange Act of 1934. Upon the effectiveness of the Form 25, Holding plans to file a Form 15 with the SEC for the purpose of terminating the reporting obligations of Holding under the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended to read as follows:

     (a) and (b) As a result of the Holding Merger and the Transition, Real Estate owns all of the shares of Holding common stock, and Centex and International may be deemed to beneficially own all of such shares.

     (c) Except as otherwise described herein, the parties named in this Item 5 have effected no transactions in shares of Holding common stock during the past 60 days.

Item 7. Material to be Filed as Exhibits.

     The following documents are filed as exhibits:

1.	Agreement and Plan of Merger dated as of November 17, 2003, by and among 3333 Holding Corporation, Centex Corporation and 3333 Acquisition Corp. (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of Centex Corporation, 3333 Holding Corporation and Centex Development Company, L.P. filed with the SEC on November 18, 2003).

2.	Articles of Merger filed with the Secretary of State of the State of Nevada on February 25, 2004 and effective at 8:59 p.m. Pacific Time on February 29, 2004 (incorporated by reference from Exhibit 99.2 to the Current Report on Form 8-K of Centex Corporation, 3333 Holding Corporation and Centex Development Company, L.P. filed with the SEC on March 1, 2004).

3.	Joint Filing Agreement Made Pursuant to Rule 13-d(1)(k).

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTEX CORPORATION

Date: March 3, 2004	By:	/s/ Raymond G. Smerge

Name: Raymond G. Smerge Title: Executive Vice President, Chief Legal Officer and Secretary

CENTEX INTERNATIONAL, INC.

Date: March 3, 2004	By:	/s/ Raymond G. Smerge

Name: Raymond G. Smerge Title: Executive Vice President, Chief Legal Officer and Secretary

CENTEX REAL ESTATE CORPORATION

Date: March 3, 2004	By:	/s/ Raymond G. Smerge

Name: Raymond G. Smerge Title: Vice President and Secretary